Exhibit 3.3

AMENDED AND RESTATED CERTIFICATE OF FORMATION

OF

VELODYNE, LLC

February 10, 2023

This Amended and Restated Certificate of Formation of Velodyne, LLC (the “Company”) is being duly executed and filed by the undersigned, as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act (6 Del.C. §18-101, et seq.).

ARTICLE ONE

Name

The name of the Company formed hereby is Velodyne, LLC.

ARTICLE TWO

Initial Registered Office and Agent

The address of the registered office of the Company in the State of Delaware is 1209 Orange Street, Wilmington, County of New Castle, State of Delaware, 19801. The name of the registered agent of the Company in the State of Delaware at such address is The Corporation Trust Company.

ARTICLE THREE

Effective Date

This Amended and Restated Certificate of Formation shall be effective on the date of filing.

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